UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMERGENCY FILTRATION PRODUCTS, INC.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
____________________________________________________________________________________
(Title of Class of Securities)

290925106
_______________________________________________________
(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2004
______________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290925106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICALLY OWNNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,215,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,215,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,240,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 2,215,000
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 2,215,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13"	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This statement relates to the shares of common stock , $.001 par value ("Common Stock"), of Emergency Filtration Products, Inc. (the "Company"). The address of the Company is 175 Cassia Way, Suite A115, Henderson, Nevada 89014. This statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively, the "Reporting Persons").

Item 2. Identity and Background

This state is being filed by Josiah T. Austin (hereinafter, "Austin"). Further information regarding the identity and background of the Austin is as follows:
(a)
Josiah T. Austin;
(b)
El Coronado Ranch, 12626 Turkey Creek Road, Pearce, Arizona 85625;
(c)
Present principal occupation: individual investor;
(d)-(e)

During the last five years, Austin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)
United States

Item 3. Source and Amount of Funds or Other Consideration

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock acquired to date is $860,841.10. The Shares of Common Stock herein reported as being beneficially owned by Austin were acquired as follows:

Acting in his personal capacity, Austin purchased on September 23, 2004 a total of 10,000 shares of Common Stock in an open market transaction for consideration (exclusive of brokers' commissions) of $4,530.00. The primary source of funds for this purchase was existing personal funds.

Austin is the sole Managing Member of ECH. Acting on behalf of ECH, Austin purchased from September 16, 2004 to January 14, 2005 a total of 2,215,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $849,516.10. The primary source of funds for these purchases was existing funds of ECH.

Acting on behalf of the Christina E. Lowery Trust, in his capacity as trustee, Austin purchased on September 23, 2004 a total of 10,000 shares of Common Stock in an open market transaction for consideration (exclusive of brokers' commissions) of $4,530.00. The primary source of funds for this purchase was existing funds of the Trust.

Acting on behalf of the Valerie A. Gordon Trust, in his capacity as trustee, Austin purchased on September 23, 2004 a total of 5,000 shares of Common Stock in an open market transaction for consideration (exclusive of brokers' commissions) of $2,265.00. The primary source of funds for this purchase was existing funds of the Trust.

All dollar amounts are in United States Dollars

Item 4. Purpose of Transaction

The acquisitions of Common Stock to which this statement relates have been made for investment purposes. Austin will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.

Item 5. Interest in Securities of the Issuer

(a)

Austin is the beneficial owner of 2,240,000 shares of Common Stock (6.66% based on the 33,647,848 shares of Common Stock outstanding as of October 21, 2004 as reported in the Company's Form S-2 Registration Statement filed on October 29, 2004), in his personal capacity, as trustee of the various aforementioned trusts and as sole Managing Member of ECH (the "Acquired Stock"). ECH is the beneficial owner of 2,215,000 shares of Common Stock (6.58% based on the 33,647,848 shares of Common Stock outstanding as of October 21, 2004 as reported in the Company's Form S-2 Registration Statement filed on October 29, 2004).

(b)

Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 25,000 shares of the Acquired Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of 2,215,000 shares of Common Stock.

(c)

No transaction in the shares of Common Stock has been effected by the Reporting Persons during the last 60 days, except ECH made the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of Shares	Price
10/11/2004	Purchase	30,000	0.483
10/12/2004	Purchase	30,000	0.480
10/14/2004	Purchase	35,000	0.450
10/18/2004	Purchase	10,000	0.470
10/19/2004	Purchase	10,000	0.470
10/21/2004	Purchase	40,000	0.475
10/25/2004	Purchase	10,000	0.440
10/27/2004	Purchase	20,000	0.450
10/28/2004	Purchase	25,000	0.450
11/2/2004	Purchase	20,000	0.420
11/3/2004	Purchase	20,000	0.430
11/4/2004	Purchase	30,000	0.460
11/8/2004	Purchase	10,000	0.460
11/9/2004	Purchase	10,000	0.460
11/11/2004	Purchase	20,000	0.460
11/16/2004	Purchase	20,000	0.350
11/22/2004	Purchase	100,000	0.320
11/23/2004	Purchase	100,000	0.320
11/24/2004	Purchase	100,000	0.305
11/26/2004	Purchase	100,000	0.247
11/29/2004	Purchase	50,000	0.280
11/30/2004	Purchase	130,000	0.309
12/1/2004	Purchase	60,000	0.360
12/2/2004	Purchase	5,000	0.330
12/9/2004	Purchase	60,000	0.340
12/10/2004	Purchase	60,000	0.330
12/14/2004	Purchase	30,000	0.310
12/16/2004	Purchase	20,000	0.340
1/10/2005	Purchase	150,000	0.395
1/11/2005	Purchase	109,000	0.370
1/14/2005	Purchase	215,000	0.376

(d)
No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

No Exhibits.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2005	/s/ Josiah T. Austin
Josiah T. Austin
Individually, as the Sole Managing
Member of ECH, and as Trustee on Behalf of the
Aforementioned Trusts.